Mail Stop 3561

February 12, 2007

Mr. Andrew Lyon, CEO
Yarraman Winery, Inc.
700 Yarraman Road
Wybong
Upper Hunter Valley
New South Wales, Australia 2333

Re: Yarraman Winery, Inc.
Form 10-KSB filed June 1, 2006
File No. 000-28865

Dear Mr. Lyon:

We have reviewed your response filed on August 23, 2006, and have the
following comments. Where indicated, we think you should revise your document in
response to these comments. If you disagree, we will consider your explanation as to
why our comment is inapplicable or a revision is unnecessary. Please be as detailed as
necessary in your explanation. In some of our comments, we may ask you to provide us
with information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaddressed Request

1. We note that you have not provided the written acknowledgement requested at the
    end of our previous comment letter dated July 31, 2006. Please file the requested
    language in a letter on EDGAR as correspondence so that we may complete our
    review of your filings.

As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related
matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies